LONGEVERON INC.

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

April 12, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Davis
Christine Westbrook

Re:	Acceleration Request of Longeveron Inc.

Registration Statement on Form S-3, Filed April 5, 2022
File No. 333-264142

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Thursday, April 14, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable. Please contact Brian North of Buchanan Ingersoll & Rooney PC, counsel to the Company, at (215) 665-3828, or in his absence, Jennifer Minter at (412) 562-8444, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Longeveron Inc.

By:	/s/ Geoff Green
Geoff Green
Chief Executive Officer

cc:	Brian North Jennifer Minter